Citigroup Global Markets Inc.
388 Greenwich Street
New York, New York 10013
December 6, 2011
H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Mail Stop 4628
Washington, D.C. 20549-3561

Re:	Memorial Production Partners LP Registration Statement on Form S-1 Registration File No. 333-175090
Dear Mr. Schwall:
     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we, as representatives of the several Underwriters, wish to advise you that we have effected the following distribution of the Memorial Production Partners LP Preliminary Prospectus dated November 28, 2011, through the date hereof:
     Preliminary Prospectus dated November 28, 2011
     8,000 copies to prospective Underwriters, institutional investors, dealers and others.
     The undersigned, as representatives of the several Underwriters, have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby join in the request of Memorial Production Partners LP for acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-175090) as filed on June 23, 2011, as amended, so that it becomes effective at 2:00 p.m. (Washington, D.C. time) on December 8, 2011, or as soon as possible thereafter.

Very truly yours, CITIGROUP GLOBAL MARKETS INC. RAYMOND JAMES & ASSOCIATES, INC. WELLS FARGO SECURITIES, LLC As Representatives of the several Underwriters
By:	Citigroup Global Markets Inc.

By:	/s/ R. Kenley Steeg
	Name:	R. Kenley Steeg
	Title:	Vice President